Patricia A. Beithon General Counsel and Secretary

December 16, 2019

Ms. Erin Purnell

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Apogee Enterprises, Inc.
Preliminary Proxy Statement Response to Comments
Filed December 6, 2019
File No. 000-06365

Dear Erin,

Thank you for your quick review of Apogee’s preliminary proxy state and forwarding the comments to us on Friday, December 13th. Pursuant to your instructions, we filed Amendment No. 1 to Apogee’s preliminary proxy statement with the SEC earlier this afternoon. I have attached a courtesy copy that shows the changes made in more detail than what will be shown on the edgarized copy filed with the SEC.

Our proposed additions addressing the comments raised by the SEC with respect to Proposal 10: Ratification of Exclusive Forum By-law are shown on pages 97 and 98.

In addition, we made non-substantive changes to remove the brackets on the meeting dates on the cover page (page i), the Notice of 2019 Annual Meeting of Shareholders (page ii), and page 1.

We also added a clarifying footnote (new footnote 2) to the dilution table on page 75 to facilitate reader understanding that the number of shares subject to outstanding awards includes the stock option for 100,341 shares at an exercise price of $8.34 per share held by Joseph F. Puishys, our CEO. This option is clearly disclosed on the “Security Ownership of Directors and Management” table on page 12 and the “Outstanding Equity Awards at 2019 Fiscal Year-End” table on page 61.

4400 West 78th Street, Suite 520, Minneapolis, MN 55435      952.487-7514      www.apog.com

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Ms. Erin Purnell

December 16, 2019

Also, we corrected a typographical error in Appendix B – Apogee Enterprises, Inc. 2019 Stock Incentive Plan on page B-5. Section 4 (a) Shares Available. Of the Apogee Enterprises, Inc. 2019 Stock Incentive Plan stated that there were 1,500,000 shares reserved for issuance. We corrected this to be 1,150,000 shares, which was the number of shares approved by the Apogee Board of Directors. We apologize for the error.

As you know, with a January 14, 2020 meeting date, we are anxious to finalize the proxy statement and commence mailing for our 2019 Annual Meeting before the Christmas holiday. Given that we have five proposals to approve amendments to Apogee’s Articles of Incorporation and one proposal to ratify the Exclusive Forum By-law, we would like to give our shareholders as much time as possible to review, consider and vote.

Please contact me by phone or email if you have questions or further comments on the Amendment No. 1 to Apogee’s Preliminary Proxy Statement.

Regards,

/s/ Patricia A. Beithon

Patricia A. Beithon

4400 West 78th Street, Suite 520, Minneapolis, MN 55435      952.487-7514      www.apog.com

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